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The Smartest Toilet Seat Ever Created: Personal Hygiene Meets Health Monitoring


çava.

cavahealth.com Los Angeles CA

Hardware | Technology | Electronics | Bio Tech | Wearables

LEAD INVESTOR



Chad Heinrich Early investor in Box, Dropbox

I invested in Cava Health early on because I believe we have so much work to do at the intersection of tech and health. While most advancements are being made elsewhere, the health-tech sector is still in its infancy. And the bathroom, which holds so many of the keys to understanding our daily health, has remained almost untouched for the last 100 years! The potential for this space is enormous. I also think JB's background in brand and consumer electronics brings a fresh perspective to a very old-fashioned industry. And with the world-class team of scientists and engineers he brought together, Cava is off to the races! And if you've ever experienced a Japanese toilet before, all you should be thinking is "why didn't I think of this?" and invest now.

Invested $2,500 this round & $50,000 previously

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY 8 ASK A QUESTION 5

Highlights

1. Team includes former Sony, Nike, Google and Jawbone execs + Harvard & MIT Ph.Ds.
2. Raised $1.3M from notable investors including 2 Nasdaq-listed company CEOs.
3. First toilet seat/bidet capturing advanced health data (EKG, HRV, Hydration, GI health, BMI, etc.).
4. Test ad campaigns returned 10x above average CPC and Conversion Rates—high demand & low competition.
5. COVID-19 has led to unprecedented demand for personal hygiene and effective wellness tracking.
6. Positioned for fast growth in a $30 billion total addressable market.

Our Team



Jean Baptiste Duprieu Founder & CEO

Former Sony Corp Exec, GM for Sony Electronics Europe, Global Marketing Council Chair for Sony Corp, Global Tech Dev Lead for Sony Music, Exec Board Member for Sony Music Latin America. Former Chief Strategy Officer for NY's CASE Design Agency.

> "We want people to live longer and healthier lives by making preventive healthcare part of every day life, and our team has the unique collective experience to make this a reality."



Lina Colucci Head of Medical Research and Applications

PhD from MIT & Harvard joint program. Developed algorithms for novel hydration sensor based on MRI tech. Holder of various patents. Speaker at multiple SXSW and TEDx events. Invented novel ballet pointe shoes & collaborated with Nike on design.



Sidney Primas Head of Data Science & Lead Research Engineer

Former tech lead for Jawbone's wearable sensors team, overseeing algorithms work from clinical validation to mass production (500k+ units) & yielding signal processing patents. Developed algorithms performing automated microscopic urinalysis.



Liam Bossi Head of Operations & Supply Chain

Former Global Operations Innovation Lead at Nike, Liam has extensive end-to-end operations experience and received peer recognition for leading diverse entrepreneurial teams. Liam holds a Master of Environmental Engineering from MIT.



James Vanderpant Head of Product & Brand Design

Award-winning industrial designer & inventor of the first modular touch light system, adopted by Nanoleaf and LifeX, which created an entirely new vertical in the lighting sector. James takes special interest in the convergence of tech & the arts.

Why Çava?

Who knows you better than your **toilet seat?**

Isn't it time the toilet evolved? At Çava, we're bringing a smarter toilet experience to every home in America—combining advanced health tracking features with a built-in bidet, heated seat, and much more.

çava.

Wellness	Hygiene
• Heart health	• Auto open/close lid
• Body compostion	• Advanced bidet functions
• Hydration	• Warm cleansing water
• Gut health tracking	• Heated seat
• Instant urine analysis (available V2)	

Fits every standard toilet.

Personal hygiene and health monitoring are **top consumer trends**

In response to COVID-19, consumers have begun actively searching for new wellness and hygiene solutions. In fact, wellness tracking, smart homes, and personal hygiene are three of the fastest growing trends in the U.S—and we're answering the call.

Health & wellness tracking

Global revenue in the Wearables segment is projected to reach **$19B** in 2021 (441M users worldwide).

US revenue projected 2021: $**4B**.

Smart Home

U.S. market in 2019: **$27B**.

By 2023, **more than half** of US households will be "smart".

Personal Hygiene

The U.S. market is the world's **largest** and **fastest growing**.

Personal care wet wipes alone represent a **$5B** market.

The US Bidet Market is Virtually **Untapped**

"Bathrooms in the US aren't really built for bidets. There's no space or additional plumbing setup for bidet fixtures."



BUSINESS INSIDER

Bidets are gaining popularity rapidly in the US, but there are too many barriers to entry for consumers (like expensive installation and incompatible plumbing). That's why we built Çava to easily attach to any existing toilet, at an affordable price point. We've created an innovative solution in a market on the verge of exponential growth.



US Bidet Market
US household penetration
Innovators
Early adopter
Early majority
Laggards
$8.7B
Annualized US Market Size (rev)
$600
Average bidet price
128MM
US Households
113%
Penetration rate at maturity (Japan)
This graphic contains forward-looking projections that cannot be guaranteed.

Why the **Çava Solution?**

The US is falling behind the rest of the world in the toilet race. Current smart solutions are expensive, bidets are few and far between, and integrated health tracking is non-existent. We're solving all of those problems.

The Problem
The Çava Solution
High-tech toilets in the US are very expensive ($5K<$10K + installation) or ugly.
Affordable modern smart seat with advanced built-in bidet functions, compatible with existing toilets.
Access to preventative healthcare is limited
Holistic, everyday wellness check-up
Current health trackers rely on the device being worn and charged
Solution that fits in seamlessly with your daily routine

We Listened to the Market - and the Feedback Was **Loud and Clear**

To better understand America's perception of a bidet, and their overall willingness to engage in "toilet" related content, we ran a lead generation ad campaign. And the engagement results were outstanding. Our ads returned 10x above average CPC and Conversion Rates, proving early demand and validating our differentiator.



Avg. CTR
ÇAVA
8.56%
Technology
Healthcare
Home Improvement
Fitness
Consumer Services
Beauty
0
2%
4%
6%
8%
10%

Average Facebook CPC $ Other Benchmarks by Industry in 2019
(Source: WordStream)

We Know How to Build **Winning Brands**

Our stellar team includes former Sony, Nike, Google and Jawbone execs + Harvard & MIT Phds—combining deep industry knowledge, award-winning design, and progressive leadership. Additionally, our world-class strategic investors and partners (Domo Inc. and Spanner PD) are actively supporting the development of our digital offering and hardware solutions.



Jean-Baptiste Duprieu
Founder & CEO

- Former Sony Exec.
- Extensive experience leading global multi-disciplinary teams and taking CE products to market.
- Advisor and Investor in various D2C & Tech startups.



Sidney Primas
Head of data science & Lead Research Engineer

- Lead Jawbone's wearable sensors team, overseeing algorithms work from clinical validation to mass production.
- Developed computer vision algorithms performing automated microscopic urinalysis during PhD program at MIT.



Lina A. Colucci, MD, PhD
Head of Medical Research and Applications

- PhD from MIT-Harvard joint program.
- Developed algorithms for a novel hydration sensor based on MRI technology.
- Featured speaker at multiple SXSW and TEDx events.



James Vanderpant
Head of Brand & Product Design

- Award-winning industrial designer and inventor of the first touch-activated wall lighting system.
- Deep knowledge of industrial design constraints for mass production of CE products.



Liam Bossi
Head of Operations & Supply Chain

- Former Global Operations & Innovations Lead at Nike.
- Master of Environmental Engineering from MIT.
- Recognized for leading diverse entrepreneurial teams.

No Direct Competition

Other "smart" toilet seats are, well, less smart, more ugly, and simply not budget-friendly. With Çava, we've built a sleek, comfortable, functional and affordable solution—and we're on a mission to put a smart toilet in every bathroom in America.


Product experience
TOTO
KOHLER
AXENT
çava?



American Standard
Cluster 1
Brand experience
bioBidet
ALPHA
brondell
feelfresh
CleanSense
LUXE Bidet
GAPPO
INAX
SmartBidet
SereneLife
Cluster 2
OMIGO
TUSHY
Cluster 3

The **"Ça va?"** Meaning

(pronounced sah-vah)

In French, Çava means both the question, "How are you?" and the response, "I'm doing well." Çava? Çava. And both are at the heart of what we are building at Çava.

Toilets hold the key to the **future of our health**. Here's why:



- There are **as many toilets** in the U.S. **as there are people**
- The average person uses the **same toilet** at least twice a day
- Our waste contains some of our most **critical health data**
- Our first daily bathroom visit is described as medical "**Prime Time**" (fasted state)







On a Mission to **Optimize Health**, for **Everyone**

Most conditions start developing days, months, sometimes years before we feel any pain or discomfort. Unfortunately, access to preventative healthcare is very limited, even though we have the technology to detect more diseases and illnesses earlier than ever before

> "Patient engagement is being touted as the **blockbuster drug of the century**. The facts are clear—the more you get a patient involved in monitoring their own health the better the outcome will likely be."
>
> ~ Robin Weiner, President at GetReal Health



The **Çava App** tracks your personal health data and progress

Want to track GI issues, heart conditions or just improve your athletic performance? The Çava App helps you set goals, track your progress and alerts you when patterns change.





V1
Hydration levels
Heart rate / HRV / ECG
Body weight
BMI, Body fat, Muscle Mass
Frequency tracking
Core body temperature (TBC)



Instant urine analysis (Glucose, Uric Acid, Creatinine, Sodium, Bacteria, Blood)
Solid waste visual analysis (GI issues prevention & monitoring)

Hormone levels
Drug efficacy monitoring
Full cardiovascular monitoring (blood pressure, O2, etc.)
Food supplements efficacy measurement

Nothing to **Wear**, Nothing to **Charge**

In the $19T wearables sector, health and wellness monitoring is one of the fastest growing trends on the planet. But most products in this industry are catered towards niche audiences, and require you to do more—they need to be charged, and, as the name suggests, worn. With Çava, all you have to do is sit down

The Smart Watch's Biggest Hurdle: A Third Of Consumers Abandon Wearables Weeks After Buying Them

Charles Arthur , The Guardian Apr 2, 2014, 2:03 PM

INSIDER

https://www.businessinsider.com/wearables-one-third-of-consumers-abandoning-devices-2014-4a

Tech

Patients on board with health trackers but don't trust consumer wearables, survey finds

by Heather Landi | Jun 22, 2020 2:30pm

FIERCE
Healthcare

https://www.fiercehealthcare.com/tech/patients-board-health-tracking-devices-but-don-t-trust-consumer-wearables-survey-finds

Why Are Millions of People Ditching Their Wearable Devices?

By Peter Rejcek · Oct 06, 2016   ● 6,567

SingularityHub

https://singularityhub.com/2016/10/06/why-are-millions-of-people-ditching-their-wearable-devices/

The Future is Bright for **Çava**

Çava is on the brink of production, and we have a clear roadmap for the future. Ultimately, we plan to expand internationally with smart features ranging from urinalysis to in-home health sensors. By investing at this early stage, you get a stake in the future of actionable data.

We see a pathway to building a multi **$B business** with unlimited digital revenue growth.



This graphic contains forward-looking projections that cannot be guaranteed

Join Us

Together, we can make our world healthier. We can significantly improve individual health, reduce the burden on our healthcare system, and try to prevent the rapid spread of another pandemic like COVID-19. But we need your help.

An investment in Çava is a healthy investment for any portfolio, and a healthy investment in the future.





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